

16013235

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great American Investors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6025 METCALF LANE
(No. and Street)

Overland Park (City) KS (State) 66202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David K Richards 913-384-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1800 Rivercrest, Ste. 720 (Address) Sugar Land, (City) TX (State) 77478 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David K Richards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great American Investors Inc, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


EDWARD N. COLBURN, JR.
NOTARY PUBLIC
STATE OF KANSAS
My Appt Exp.: 4-27-18

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Great American Investors, Inc
6025 Metcalf Lane
Overland Park KS 66202

Report on the Financial Statements

I have audited the accompanying financial statements of Great American Investors, Inc (the "Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great American Investors, Inc as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



Houston, TX
February 26, 2016

Nathan T Tuttle, CPA

EXHIBIT A

GREAT AMERICAN INVESTORS, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	235,144
Commissions receivable		13,207
Other receivables - FINRA		1,861
Agent advances		488
Clearing deposits		10,000
Investments - Marketable Securities		387,005
Depreciable assets (net of accumulated depreciation of $23,077)		-
Prepaid expenses		1,750
TOTAL ASSETS	$	649,455

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	9,550
Accrued payroll taxes and benefits		3,750
Employee benefit payable		20,000
Margin account		11,421
Commissions payable		71,757
Total liabilities		116,478
STOCKHOLDERS' EQUITY		
Common stock - 5,000 shares @ $5.00 par value		25,000
Retained earnings		507,977
Total stockholders' equity		532,977
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	649,455

The accompanying notes are an integral part of these financial statements

EXHIBIT B

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES		
Commissions		$ 1,015,435
Interest & dividends		16,190
Realized gains (losses) on investments		28,093
Unrealized gains (losses) on investments		20,895
Miscellaneous		17,898
Total revenues		1,098,511
DIRECT COSTS OF REVENUES		
Commissions	$ 728,161	
Clearing expenses	45,845	
Other charges	1	774,007
GROSS MARGIN		324,504
EXPENSES		
Salaries - Officer	60,000	
Salaries - Other	48,166	
Payroll taxes	8,530	
Depreciation	-	
Dues and subscriptions	465	
Licenses and fees	4,570	
Interest	4,902	
Insurance	1,169	
Office	2,024	
Postage	872	
Professional services	40,700	
Pension contributions	20,000	
Rent	23,400	
Telephone and utilities	9,328	
Miscellaneous	11,247	
Total expenses		235,373
INCOME BEFORE INCOME TAXES		89,131
PROVISION FOR INCOME TAXES		-
NET INCOME		$ 89,131

The accompanying notes are an integral part of these financial statements

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 25,000	$ 438,846	$ 463,846
Additions	-	-	-
Distributions	-	(20,000)	(20,000)
COMPREHENSIVE INCOME			
Net income	-	89,131	89,131
BALANCE, END OF YEAR	$ 25,000	$ 507,977	$ 532,977

The accompanying notes are an integral part of these financial statements

EXHIBIT D

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	89,131
Depreciation		-
(Gain) loss on sale of investments		(28,093)
Unrealized (gains) losses on investments		(20,895)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in receivables		5,304
(Increase) decrease other current assets		-
(Increase) decrease agent advancces		12,945
(Increase) decrease clearing deposits		-
(Increase) decrease in prepaid expenses		-
Increase (decrease) in accounts payable		9,550
Increase (decrease) in pension contribution		500
Increase (decrease) in commissions payable		(668)
Increase (decrease) in margin account		(225,059)
Increase (decrease) in payroll liabilities		1,105
Net cash provided by operating activities		(156,180)
CASH USED BY INVESTING ACTIVITIES:		
Proceeds from sale of long term investments		378,047
Purchase of long term investments		(148,862)
Purchase of depreciable assets		-
Net cash used by investing activities		229,185
CASH USED IN FINANCING ACTIVITIES:		
Shareholder distributions		(20,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		53,005
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		182,139
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	235,144

The accompanying notes are an integral part of these financial statements

GREAT AMERICAN INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

A. Nature of the Business

The Company was incorporated on April 5, 1991. The Company operates as a fully disclosed broker/dealer in Overland Park, Kansas. All customer cash balances and securities are carried by a clearing broker.

B. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2015 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C. Statement of Cash Flows

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2015, the Company had no cash equivalents.

At December 31, 2015, the Company had no cash balances in excess of FDIC insured limits.

Cash Paid - Interest and Taxes - The amounts of cash paid for interest and taxes for the year ended December 31, 2015 are as follows:

Interest	$	4,902
Income taxes	$	--

D. Depreciable Assets

Depreciable assets are recorded at cost and depreciated over the estimated useful lives of the respective assets.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. There was no depreciation for the year ended December 31, 2015.

GREAT AMERICAN INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2015, the Company had aggregate indebtedness of $105,057 and net capital of $458,222, which resulted in a ratio of .2293 to 1 and a ratio requirement of less than its minimum requirement of $100,000. Therefore, at December 31, 2015, based on its minimum requirement, the Company had excess net capital of $358,222.

NOTE 3 INVESTMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

All of the Company's investments are Level 1 investments.

Investments at December 31, 2015 include marketable securities with a cost basis of $296,438 and a fair market value of $387,005, resulting in an unrealized gain of $90,567.

NOTE 4 INCOME TAXES

The Company has elected to be taxed as a Sub-Chapter S Corporation; therefore, no income tax liability is reflected on the accompanying financial statements. Tax years 2012 – 2014 are still open, by statue, and subject to examination by the respective tax jurisdictions.

NOTE 5 LEASE COMMITMENT

The Company leases its office space for $2,500 per month. The lease is a three year lease beginning in August 2013. Office sharing reimbursements of $550 per month were received during 2015. Net lease expense was $23,400.

NOTE 6 EMPLOYEE PENSION PLAN

The Company has set up a Simplified Employee Pension Plan (SEP) for the benefit of its employees. Employees are eligible after being employed for one continuous year. Contributions were $20,000 in 2015.

NOTE 7 SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2016, the date when the financial statements were available to be issued. Nothing was noted that would require further disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Great American Investors, Inc.

as of: December 31, 2015

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	532,977	3480
2.	Deduct Ownership equity not allowable for Net Capital				-	3490
3.	Total ownership equity qualified for Net Capital				532,977	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
	B. Other (deductions) or allowable credits (List)				-	3525
5.	Total capital and allowable subordinated liabilities			$	532,977	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 4,099	3540			
	B. Secured demand note delinquency	-	3590			
	C. Commodity futures contracts and spot commodities – proprietary capital charges	-	3600			
	D. Other deductions and/or charges	-	3610		4,099	3620
7.	Other additions and/or allowable credits (List)				-	3630
8.	Net capital before haircuts on securities positions			$	528,878	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):					
	A. contractual securities commitments	$ -	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities	-	3733			
	3. Options		3730			
	4. Other securities	56,954	3734			
	D. Undue Concentration	13,702	3650			
	E. Other (List)					
		-	3736		(70,656)	3740
10.	Net Capital			$	458,222	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing, as amended.

See independent auditor's report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Great American investors, Inc.

as of December 31, 2015

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)			7,004	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			100,000	3758
13. Net capital requirement (greater of line 11 or 12)			100,000	3760
14. Excess net capital (line 10 less 13)			358,222	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			338,222	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			105,057	3790
17. Add:				
A. Drafts for immediate credit	-	3800		
B. Market value of securities borrowed for which no equivalent value is paid credited		3810		
C. Other unrecorded amounts (List)		3820	-	3830
19. Total aggregate indebtedness			105,057	3840
20. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		%	22.93%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)		%	-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	-	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
23. Net capital requirement (greater of line 21 or 22)		3760
24. Excess capital (line 10 less 23)		3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditor's report

Great American Investors, Inc.

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as it is exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c-3.

Great American Investors, Inc
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Great American Investors, Inc is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2015, which were agreed to by Great American Investors, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Great American Investors, Inc's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Great American Investors, Inc's management is responsible for Great American Investors, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.

2. Compared audited Total Revenue for the period of January 1, 2015 through December 31, 2015 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences on the 2015 report. The revised 2014 Form SIPC-7 contained arithmetic inaccuracies.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Nathan T. Tuttle, CPA
February 26, 2016
Houston, TX

Great American Investors, Inc

Supplementary Schedules Pursuant to SEA Rule
17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Revised 2014 SIPC

Arithmetic error in computing total deductions resulting in under assessment calculation of $30, which was incorrectly applied to the 2015 SIPC-7, resulting in an underpayment of $30.

	SIPC-7	Calculated	Audited
Revenue:	1,327,175	1,327,157	1,327,174
Deductions:			
2c. (1)	492,553	492,553	492,553
2c.(3)	51,502	51,502	51,502
2c.(5)	46,753	46,753	34,757
Total reported:	578,812	590,808	578,812
Actual arithmetic:	590,808	590,818	578,812
Net operating revenues:	748,363	736,367	748,362
General assessment:	1,841	1,871	1,871
Payments:			
SIPC 6 paid (07/30/2014)	1,196	1,196	1,196
SIPC 7 paid (02/23/2015)	675	675	675
Total paid:	1,871	1,871	1,871
(Overpayment) Underpayment	(30.00)	(30.00)	(30.00)

Great American Investors, Inc

Supplementary Schedules Pursuant to SEA Rule
17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

2015 Reconciliation

	SIPC-7	Audited
Revenue	1,098,511	1,098,511
Deductions	616,430	616,430
Net operating revenues:	482,081	482,081
General assessment:	1,205	1,205
Payments:		
12/14/2014 Overpayment	30	30
SIPC 6 paid (07/31/2015)	545	545
SIPC 7 paid (2/24/2016)	630	630
Total Payments	1,205	1,205
Amount due SIPC:	$0.00	$ 0.00

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2641*********************MIXED AADC 220
044380 FINRA DEC
GREAT AMERICAN INVESTORS INC
6509 ROE AVE
SHAWNEE MISSION KS 66208-1565

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chandra Reynolds (913) 384-180

2. A. General Assessment (item 2e from page 2) $ 1205
   B. Less payment made with SIPC-6 filed (exclude interest) (545)
      7/31/15
      Date Paid
   C. Less prior overpayment applied (30)
   D. Assessment balance due or (overpayment) 630
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 630
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 630
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Great American Investors Inc.
(Name of Corporation, Partnership or other organization)

David K Richards
(Authorized Signature)

Dated the 24TH day of FEB, 2016.

President / Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

EXEMPTION REVIEW REPORT

15c3-3 (k)(2)(ii)

David K Richards
Great American Investors, Inc
6025 Metcalf Lane
Overland Park KS 66202

Dear David K Richards:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Great American Investors, Inc identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Great American Investors, Inc claimed an exemption from 17 C.F.R. § 240.15c3-3. Great American Investors, Inc stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception. Great American Investors, Inc's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Great American Investors, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.



Houston, Texas
February 26, 2016

Great American Investors, Inc.
6025 Metcalf Lane
Overland Park, KS 66202
913-384-1800

Great American Investors, Inc. Exemption Report

U.S. Securities and Exchange Commission
1961 Stout Street, Suite 1700
Denver, CO 80294

Great American Investors, Inc. (the "Company) is a registered broker-dealers subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemption from 17 C.F. R. §240.15c3-3 under the following provisions of 17 C.F.R.§240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15C3-3(k) throughout the most recent fiscal year without exception.

Great American Investors, Inc.

I, David K. Richards, swear or affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: David K Richards

Title: President

February 26, 2016

Great American Investors, Inc.
6025 Metcalf Lane
Overland Park, KS 66202
913-384-1800

Great American Investors, Inc. Exemption Report

U.S. Securities and Exchange Commission
1961 Stout Street, Suite 1700
Denver, CO 80294

Great American Investors, Inc. (the "Company) is a registered broker-dealers subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemption from 17 C.F. R. §240.15c3-3 under the following provisions of 17 C.F.R.§240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15C3-3(k) throughout the most recent fiscal year without exception.

Great American Investors, Inc.

I, David K. Richards, swear or affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: David K Richards

Title: President

February 26, 2016

GREAT AMERICAN INVESTORS, INC.

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION**

YEAR ENDED DECEMBER 31, 2015

CONTENTS